[NBT BANCORP INC. LETTERHEAD]






                                                                 October 5, 2000


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attn: Sara W. Hirsch, Esq.

         RE:      NBT BANCORP INC.
                  REGISTRATION STATEMENT ON FORM S-4
                  REGISTRATION NO. 333-42714

Ladies and Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, NBT Bancorp Inc., a Delaware corporation (the "Company"), hereby respectfully applies to the Securities and Exchange Commission to withdraw the Company's pre-effective Registration Statement on Form S-4 (Registration No. 333-42714), filed on August 1, 2000 (the "Registration Statement").

         The Company seeks to withdraw the Registration Statement because it has agreed to terminate its merger agreement with BSB Bancorp, Inc.

         If  the  Staff  has  any  questions   regarding  this  application  for
withdrawal, please feel free to contact the Company's counsel, Brian Alprin, Esq. of Duane, Morris & Heckscher LLP, at (202) 776- 7820.

                                 Sincerely,

                                 /s/ Daryl R. Forsythe
                                 --------------------------------------------
                                 Daryl R. Forsythe
                                 President and Chief Executive Officer
                                 (Agent for Service Named in the Registration
                                 Statement)